Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-227116) on Form N-2 of Saratoga Investment Corp. of our report dated May 14, 2018 with respect to the statement of assets and liabilities, including the consolidated schedule of investments, as of February 28, 2018, and the related statements of operations, changes in net assets, and cash flows for the year ended February 28, 2018, and the related notes to the financial statements of Saratoga Investment Corp. CLO 2013-1, Ltd. included in the Annual Report (Form 10-K) of Saratoga Investment Corp. for the year ended February 28, 2018.

We also consent to the reference to our firm under the headings “Selected Consolidated Financial Data”, “Controls and Procedures—Attestation Report of the Registered Public Accounting Firm” and “Principal Accounting Fees and Services” in the Form 10-K.

/s/ Ernst & Young LLP

New York, New York

May 6, 2020